Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$138,869		$117,386		$90,921		$88,923		$87,510
Fixed charges	143,663		118,212		101,144		89,417		91,305
Distributions from equity investments	22,646		24,572		27,404		27,195		26,651
Capitalized interest	—		—		—		(3,057)		(787)
Adjusted Earnings	$305,178		$260,170		$219,469		$202,478		$204,679

Fixed Charges:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$143,663		$118,212		$101,144		$86,360		$90,518
Capitalized interest	—		—		—		3,057		787
Total Fixed Charges	$143,663		$118,212		$101,144		$89,417		$91,305

Ratio of Earnings to Fixed Charges	2.1	x	2.2	x	2.2	x	2.3	x	2.2	x